

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2021

Kinney L. McGraw
Chief Executive Officer
Midnight Gaming Corporation
1900 E. Golf Road
Suite 950
Schaumburg, Illinois 60173

> **Re: Midnight Gaming Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted August 11, 2021**
> **CIK No. 0001692780**

Dear Mr. McGraw:

Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your February 2, 2021 audit report fails to reference your December 31, 2019 financial statements.

We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology